UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-33429

Acorn International, Inc.

(Registrant’s name)

5/F, YueShang Plaza, 1 South Wuning Road, Shanghai 200042, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 24, 2020, Acorn International, Inc. (“Acorn” or the “Company”) received a demand letter from counsel for a purported shareholder of the Company alleging that Acorn’s Schedule 13E-3/preliminary proxy statement filed with the SEC on October 28, 2020 contained materially incomplete disclosures about the Company’s proposed take-private acquisition because it omitted projections of “future unlevered free cash flows attributable to the Company for the fiscal years ending December 31, 2020 through December 31, 2024” relied on by Duff & Phelps, LLC (“Duff & Phelps”). The shareholder’s letter sought corrective disclosures by the Company that would include such projections of unlevered free cash flows, and threatened to seek damages or to enjoin the proposed take-private acquisition if such disclosures were not made.

Prior to receiving the demand letter, on November 13, 2020, the Company received a letter from the SEC containing Staff comments to the Schedule 13E-3/preliminary proxy statement. Among these comments, the Staff requested that the Company file certain written materials presented by Duff & Phelps to the Special Committee of the Company’s board of directors, which was considering the proposed transaction. On November 25, 2020, the Company responded to the SEC’s comments by letter and filed an amended Schedule 13E-3, with an amended preliminary proxy statement (“Amended Preliminary Proxy Statement”). The Amended Preliminary Proxy Statement was posted by the SEC on November 27, 2020. Among other revisions in response to the Staff’s comments, the Company appended as an exhibit to the Amended Preliminary Proxy Statement the written presentation titled “Fairness Analysis Presented to the Special Committee of the Board of Directors” provided by Duff & Phelps to the Special Committee on October 10, 2020 (the “Duff Presentation”), which includes on page 15 the projected free cash flows of the Company for fiscal years 2020 through 2024.

On December 9, 2020, Company’s counsel responded to the demand letter. The Company did not concede that the cash flow information cited in the demand letter is material and/or necessary for investors to make an informed decision, but in any event stated that the request in the demand letter was mooted by the Company’s response to the SEC’s comments that were separate from and received by the Company prior to such letter.

In a response dated December 18, 2020, counsel to the purported shareholder asserted that the disclosure of the Duff Presentation did not adequately address his concerns because, among other things, the information was disclosed in an exhibit to the Amended Preliminary Proxy Statement. Counsel to the purported shareholder also asserted that there were certain variances in EBITDA numbers on page 35 of the Amended Preliminary Proxy Statement and page 15 of the Duff Presentation that required further explanation.

While the Company believes the Schedule 13E-3/proxy statement fully complies with applicable law, on January 7, 2021, solely to avoid the costs, risks and uncertainties inherent in a dispute, the Company has agreed to make certain additional disclosures to supplement the disclosures contained in the Schedule 13E-3 and the amended Proxy Statement filed on December 21, 2020 (the “Additional Disclosures”). The Additional Disclosures are set forth below and should be read in conjunction with the Schedule 13E-3 and such amended Proxy Statement.

Counsel to the purported shareholder has agreed that the Additional Disclosures moot the disclosure claims asserted in the demand letter and related correspondence.

This agreement to make the Additional Disclosures will not affect the merger consideration to be paid in connection with the proposed take-private acquisition or the timing of the extraordinary general meeting of the Company’s shareholders.

The Company continues to assert that no additional disclosure or clarifications are necessary under applicable law, and it is entering into the agreement to make the Additional Disclosures solely to eliminate the burden and expense of a dispute, and to avoid any possible delay to the closing of the proposed take-private acquisition that might arise from a dispute. Nothing in this Report on Form 6-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

SUPPLEMENT TO SCHEDULE 13E-3/PROXY STATEMENT

The following information supplements the Company’s Schedule 13E-3/proxy statement and should be read in connection with the Schedule 13E-3/proxy statement, which should be reviewed in its entirety. To the extent that information herein differs from or updates information contained in the Schedule 13E-3/proxy statement, the information contained herein supersedes the information contained in the Schedule 13E-3/proxy statement. All page references in the information below are to pages in the proxy statement, and terms used below have the meanings set forth in the proxy statement, unless otherwise defined below. Without admitting in any way that the disclosures below are material or otherwise required by law, the Company makes the following supplemental disclosures:

Discounted Cash Flow Analysis Summary

The disclosure in the proxy statement under the heading “Special Factors—Certain Financial Projections” is hereby supplemented by adding the following table from the Duff Presentation on page 15 thereof immediately after the existing table titled “Management Projections” on page 35:

Discounted Cash Flow Analysis

(USD in thousands, except per ADS values)

Terminal
LTM	2020P	2021P	2022P	2023P	2024P	Year
Net Revenue	$36,326	$36,946	$39,059	$41,510	$43,749	$46,112	$46,112
Growth	13.1%	(1.3%)	5.7%	6.3%	5.4%	5.4%
EBITDA	-$	403	-$	2,950	-$	626	$192	$938	$1,687	$1,687
Margin	(1.1%)	(8.0%)	(1.6%)	0.5%	2.1%	3.7%	3.7%
Growth	NM	NM	NM	NM	NM	110.2%
2020 Q2-Q4
Earnings Before Interest and Taxes	(1,636)	(876)	(66)	671	1,412	1,601
Pro Forma Taxes	0	0	0	0	0	(400)
Net Operating Profit After Tax	(1,636)	(876)	(66)	671	1,412	1,201
Depreciation	175	250	258	267	276	86
Capital Expenditure	(766)	(79)	(82)	(87)	(91)	(91)
(Increase) / Decrease in Working Capital	32	(1,046)	(591)	(465)	(486)	(257)
Free Cash Flow (1)	-$	2,195	-$	1,751	-$	481	$386	$1,110	$939
Enterprise Value Range	Low	High
Terminal Growth Rate	5.00%	5.00%
Weighted Average Cost of Capital	17.00%	15.00%
Enterprise Value Range	$900	$2,100

Implied Value Per ADS Range	$19.78	$20.25

Implied Valuation Multiples
EV / LTM Revenue	$36,326	0.02	x	0.06	x

(1)	Prior to application of 10% dividend withholding tax, which is calculated based on levered cash flows and discounted separately at the cost of equity derived in the WACC calculation and included in the concluded enterprise value range.

Note: Balance sheet data and LTM as of June 30, 2020. Financial performance metrics presented are adjusted to exclude public company costs and non-recurring income and expenses.

The EBITDA numbers in the table above are different from (specifically, higher than) the EBITDA numbers on page 35 of the Proxy Statement because, as noted in the “Note” immediately above (which was also contained in the Duff Presentation on page 15 thereof), the EBITDA numbers in the table above have been adjusted to exclude public company costs, while the EBITDA numbers on page 35 of the Proxy Statement have not been so adjusted.

Forward Looking Statements

This Current Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the proposed take-private acquisition. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the proposed take-private acquisition, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “plans,” “predicts,” “projects,” “will,” “would” and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this report are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

The following factors, among others, could cause actual results or matters related to the proposed take-private acquisition to differ materially from what is expressed or forecasted in the forward-looking statements:

●	the satisfaction of the conditions to the consummation of the proposed take-private acquisition, including the authorization and approval of the merger agreement, the plan of merger and the related transactions, including the merger by the Company’s shareholders;

●	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

●	the cash position of the Company and its subsidiaries at the closing;

●	the effect of the announcement or pendency of the merger on our business relationships, results of operations and business generally;

●	the risk that the merger may not be completed in a timely manner or at all, which may adversely affect our business and the price of Shares and ADSs;

●	the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the merger agreement;

●	diversion of our management’s attention from our ongoing business operations;

●	loss of our senior management;

●	the amount of the costs, fees, expenses and charges related to the merger and the actual terms of the financings that will be obtained for the merger;

●	our failure to comply with regulations and changes in regulations;

●	the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the Merger; and

●	other risks detailed in our filings with the SEC, including the information set forth under the section entitled “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019. See “Important Additional Information and Where to Find It” below.

Furthermore, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the parties. We believe that the assumptions on which our forward-looking statements are based are reasonable. However, forward-looking statements involve inherent risks, uncertainties and assumptions. In addition, many of the factors that will determine our future results are, however, beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this report and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances. Moreover, the foregoing list of factors is not exhaustive.

Important Additional Information and Where to Find It

This Current Report on Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the merger. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the merger, the Company filed with the SEC a Schedule 13E-3 that included a proxy statement, and the Company may file with the SEC other relevant documents concerning the merger. The proxy statement was mailed to shareholders of the Company on or about December 24, 2020. Shareholders and investors are urged to read the Schedule 13E-3 and the proxy statement regarding the merger carefully and in their entirety and any other relevant documents filed with the SEC by the Company, as well as any amendments or supplements to those documents, because they will contain important information about the Company and the merger.

Free copies of the Schedule 13E-3 and the proxy statement, as well as other filings containing information about the Company, may be obtained at the SEC’s website, www.sec.gov. You also may obtain free copies of the documents the Company files with the SEC by going to the “Investors” section of our website at http://www.acorninternationalgroup.com/. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this report, and therefore is not incorporated by reference. Requests for copies of our filings should be directed to Ms. Elaine Ketchmere of Compass Investor Relations at (310) 528-3031 or Eketchmere@compass-ir.com.

Participants in the Solicitation

The Company and its directors, and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the merger. Information about the Company’s directors and executive officers is available in its Annual Report on Form 20-F for the fiscal year ended December 31, 2019. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement and other relevant materials filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2021

Acorn International, Inc

	By:	/s/ Jacob Alexander Fisch
	Name:	Jacob Alexander Fisch
	Title:	Chief Executive officer